

SO 3/4/03

AB

SECURIT[barcode] 03012042 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Abraham + London Securities, Inc**

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 North Causeway Blvd.
                        (No. and Street)

Metairie   **LA**   **70002** **PROCESSED**
(City)   (State)   (Zip Code) **APR 02 2003**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Konopny   **504-831-04** **THOMSON FINANCIAL**
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner LaGraize, LLP
                      (Name – *if individual, state last, first, middle name*)

Suite 254 Latter Center W. 2800 Veterans Blvd. Metairie, LA 70002-5632
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

RECEIVED FEB 2 7 2003

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Joseph Konopny_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Abraham + London Securities, Inc. , as
of _Dec. 31_ , 20 _02_ , are true and correct☒ I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Joseph Konopny
Signature

President
Title

Byron Ann Cook
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page☐
- ☒ (b) Statement of Financial Condition☐
- ☒ (c) Statement of Income (Loss)☐
- ☒ (d) Statement of Changes in Financial Condition☐
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital☐
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors☐
- ☒ (g) Computation of Net Capital☐
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3☐
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3☐
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3☐
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation☐
- ☒ (l) An Oath or Affirmation☐
- ☐ (m) A copy of the SIPC Supplemental Report☐
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit☐

**For conditions of confidential treatment of certain portions of this filing, see section 240☐7a-5(e)(3)☐

ABRAHAM & LONDON SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2002 and 2001

ABRAHAM & LONDON SECURITIES, INC.
TABLE OF CONTENTS
December 31, 2002 and 2001



Kushner LaGraize, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA*
WILSON A. LaGRAIZE, JR, CPA
ERNEST G. GELPI, CPA
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's
SEC Practice Section of The
AICPA Division For CPA Firms

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Abraham & London Securities, Inc.

We have audited the accompanying statements of financial condition of Abraham & London Securities, Inc., as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & London Securities, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kushner LaGraize, LLP

Metairie, Louisiana
February 20, 2003

ABRAHAM & LONDON SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
CASH	$ 6,130	$ 6,655
	$ 6,130	$ 6,655

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES	$ 0	$ 0
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding (no change during the year)	10,000	10,000
Additional paid-in capital	27,812	27,224
Accumulated deficit	(31,682)	(30,569)
	$ 6,130	$ 6,655

ABRAHAM & LONDON SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Commissions	$ 0	$ 0
Other - reimbursement		
of NASD Regulation, Inc., membership fees	96	101
	96	101
EXPENSES		
Dues and regulatory fees	1,090	1,140
Bank charges	119	27
	1,209	1,167
NET (LOSS)	$ (1,113)	$ (1,066)

ABRAHAM & LONDON SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	COMMON STOCK	ADDI-TIONAL PAID-IN CAPITAL	ACCUMU-LATED DEFICIT
Balance at January 1, 2001	$ 10,000	$ 26,724	(29,503)
Net (loss) for the year ended December 31, 2001	0	0	(1,066)
Capital contributions - 2001	0	500	0
Balances at December 31, 2001	10,000	27,224	(30,569)
Net (loss) for the year ended December 31, 2002	0	0	(1,113)
Capital contributions - 2002	0	588	0
Balances at December 31, 2002	$ 10,000	$ 27,812	$ (31,682)

ABRAHAM & LONDON SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (1,113)	$ (1,066)
NET CASH USED IN OPERATING ACTIVITIES	(1,113)	(1,066)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of capital by stockholder	588	500
NET INCREASE (DECREASE) IN CASH	(525)	(566)
CASH, BEGINNING OF YEAR	6,655	7,221
CASH, END OF YEAR	$ 6,130	$ 6,655

ABRAHAM & LONDON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Abraham & London Securities, Inc. (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Nature of Organization

The Company is organized as a "C" corporation and is licensed as a broker/dealer in securities. During the years ended December 31, 2002 and 2001, the Company did not engage in any broker/dealer transactions, nor did the Company carry security accounts for customers or perform custodial functions relating to customer securities.

Use of Estimates

The presentation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - RELATED-PARTY TRANSACTIONS

The Company shares office space, furniture, and equipment with an affiliate. There is no rent paid or any rental agreement with the affiliate.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Throughout the years ended December 31, 2002 and 2001, there were no liabilities subordinated to claims of general creditors.

ABRAHAM & LONDON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2002 and 2001

NOTE 4 - INCOME TAX NET OPERATING LOSS CARRYFORWARDS

Since adopting C corporation status, the corporation has never had operating income. The following net operating loss carryforwards are available for federal and state purposes at December 31, 2002:

Year	Federal	Federal/State Expiration Date
1988	$4,772	2008/2003
1989	3,903	2009/2004
1990	1,223	2010/2005
1991	1,515	2011/2006
1992	1,304	2012/2007
1993	1,345	2013/2008
1994	1,324	2014/2009
1995	1,320	2015/2010
1996	1,320	2016/2011
1997	1,745	2017/2012
1998	1,710	2018/2013
1999	1,700	2019/2014
2000	460	2020/2015
2001	1,066	2021/2016
2002	1,113	2022/2017

SUPPLEMENTARY INFORMATION

ABRAHAM & LONDON SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total stockholder's equity qualified for net capital	$ 6,130	$ 6,655

NOTE: No material differences exist between the amount reported above and the filing by Abraham & London Securities, Inc., of Part IIA of the financial and operational combined uniform single ("Focus") report (Form X-17A-5) as of December 31, 2002.

Kushner LaGraize, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA*
WILSON A. LaGRAIZE, JR, CPA
ERNEST G. GELPI, CPA
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's
SEC Practice Section of The
AICPA Division For CPA Firms

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Abraham & London Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Abraham & London Securities, Inc., for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Metairie, Louisiana
February 20, 2003